[Cracker Barrel Letterhead]

March 18, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Ms. Julie F. Rizzo

RE:	Cracker Barrel Old Country Store, Inc. Form 10-K for the Fiscal Year Ended July 30, 2010 Filed September 28, 2010 File No. 000-25225

Dear Ms. Rizzo:

Cracker Barrel Old Country Store, Inc. (sometimes referred to herein as the “Registrant”), submits this response to the letter of March 14, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission to Mr. N.B. Forrest Shoaf regarding the above-referenced Annual Report on Form 10-K.  For convenience, we have reproduced the Staff's comment immediately preceding the Registrant’s response.

Form 10-K for the Fiscal Year Ended July 30, 2010

Part III, page 27

Comment

1.           Please confirm that in your future filings you will incorporate by reference information required by Item 407(d)(5) of Regulation S-K.  In this regard, we note your disclosure with respect to the third question on page 51 of the proxy statement.

Response

The Registrant hereby confirms that in future filings it will place the information required by Item 407(d)(5) of Regulation S-K in a portion of the proxy statement that is specifically incorporated by reference into the Registrant’s Annual Report on Form 10-K.

Ms. Julie F. Rizzo
Securities and Exchange Commission

Comment

2.           Additionally, please confirm that in future filings the names of the sections of the proxy statement that are being incorporated by reference will match the names of the sections in the proxy statement.  In this regard, we note that some of the information required by Item 402(k) of Regulation S-K is provided in the “How were non-management directors compensated in 2010” section of the proxy statement and the information required by Item 201(d) of Regulation S-K is provided in the “Equity Compensation Plan Information” section of the proxy statement.

Response

The Registrant hereby confirms that in future filings the names of the sections of the proxy statement that are being incorporated by reference into the Annual Report on Form 10-K will match exactly the names of those sections in the proxy statement.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

How does the Compensation Committee use “tally sheets?” page 21

Comment

3.           We note your disclosure that your Compensation Committee reviews tally sheets for executive compensation.  Please confirm that in future filings you will revise your disclosure to explain what information was included in the tally sheets and discuss how it impacted the Compensation Committee’s decision on compensation awards.

Response

The Registrant hereby confirms that if its Compensation Committee continues to review tally sheets in future filings it will revise this disclosure to explain what information is included in the tally sheets and discuss how, if at all, it affected the Compensation Committee’s decisions on compensation awards.

Director Compensation Table, page 33

Comment

4.           In future filings please confirm that you will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718.  Refer to Item 402(k)(2)(iii) of Regulation S-K.

Ms. Julie F. Rizzo
Securities and Exchange Commission

Response

The aggregate grant date fair value of the stock awards reflected in the Director Compensation Table were computed in accordance with FASB ASC Topic 718.  The Registrant hereby confirms that it will continue (so long as FASB ASC Topic 718 is applicable) to disclose the aggregate grant date fair value of stock awards as so computed.

Comment

5.           With respect to the stock awards in the stock awards column, in future filings please revise to disclose in a footnote all assumptions made in the valuation by reference to a discussion of the assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section.  Refer to Instruction to Item 402(k) of Regulation S-K.

Response

The Registrant hereby confirms that in future filings it will disclose in a footnote to the Director Compensation Table all assumptions made in the valuation of stock awards by reference to a discussion of the assumptions in its financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis section.  The Registrant expects that this footnote would be similar, if not identical, to the corresponding footnote in the Summary Compensation Table.

Proposal 1:  Election of Directors, page 42

What are the ages, backgrounds and qualifications of this year’s nominees, page 43

Comment

6.           Please confirm that in future filings you will revise your disclosure to briefly describe the business experience during the past five years of each of your directors or advise.  Refer to Item 401(e) of Regulation S-K.

Response

The Registrant hereby confirms that in future filings it will revise this disclosure to clarify the disclosure of the business experience of each of the Registrant’s directors during the past five years.

* * *

Ms. Julie F. Rizzo
Securities and Exchange Commission

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

Cracker Barrel Old Country Store, Inc.

By:	/s/ Lawrence E. Hyatt
Lawrence E. Hyatt
Senior Vice President and Chief Financial Officer